Sean Graber

Partner

+1.215.963.5598

sean.graber@morganlewis.com

March 22, 2021

FILED AS EDGAR CORRESPONDENCE

Jaea Hahn, Esq.

David Manion

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response Letter to Comments on Form N-2 for Delaware Wilshire Private Markets Fund (File Nos. 333-249834 and 811-23561)

Dear Ms. Hahn and Mr. Manion:

On behalf of our client, Delaware Wilshire Private Markets Fund (the “Auction Fund”), this letter responds to your comments on Pre-Effective Amendment No. 1 to the Auction Fund’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 4 to the Auction Fund’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-2 (the “Registration Statement”), which you provided via telephone on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”). The Registration Statement was filed with the SEC on December 31, 2020 under the 1933 Act and the 1940 Act.

Summaries of your comments and our responses thereto on behalf of the Auction Fund are provided below. Unless otherwise defined herein, capitalized terms have the same meaning as contained in the Auction Fund’s prospectus (the “Prospectus”) and/or Statement of Additional Information (the “SAI”) included as part of the Registration Statement.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Jaea Hahn, Esq.

David Manion

March 22, 2021

Summary of Terms – Plan of Distribution, page 22

1.	Comment. Based on the Auction Fund’s response to the Staff’s prior comment on the Plan of Distribution disclosure, please add “for any reason in its sole discretion” at the end of the following sentence “Subscriptions will be effective only upon the Auction Fund’s acceptance, and the Auction Fund reserves the right to reject any subscription in whole or in part”.

Response. The requested change has been made.

Summary of Fees and Expenses, pages 23-24

2.	Comment. The Staff notes that the discussion of the Auction Fund’s contractual fee waiver on page 89 of the Prospectus has been omitted from the fee table. Please include the Fund’s contractual fee waiver as a line item to the fee table even though such amount is expected to be zero. Please also include a discussion of the Fund’s contractual fee waiver in a footnote to the fee table.

Response. The requested change has been made.

3.	Comment. Please explain supplementally why the Auction Fund’s “Other Expenses,” “Acquired Fund Fees and Expenses” and “Total Annual Fund Expenses” decreased significantly from the corresponding figures in the Fund’s initial N-2 filing.

Response. The decreases in the Fund’s fees and expense percentages are due to the Adviser’s revised estimate of assets for the Fund’s first year.

4.	Comment. The Staff notes that the figures provided for the 3, 5 and 10 year periods in the Auction Fund’s expense example are incorrect. Please revise these figures.

Response. Due to changes in the Auction Fund’s fee table, all the expense example figures have been updated.

Fees and Expenses, pages 88-90

5.	Comment. The Staff notes that the disclosure includes a discussion of the Auction Fund’s offering costs. Please supplement this discussion with the following disclosure: (a) the party responsible for paying the Auction Fund’s organizational costs and (b) the estimated amount of the Auction Fund’s organizational costs.

Response. (a) The requested change has been made. (b) The dollar amount of the Auction Fund’s organizational costs is disclosed in the unaudited financial statements of the Fund included in the SAI.

Financial Statement, pages S-20-S-30

6.	Comment. Please include additional financial statements and financial highlights, which need not be audited, as are necessary to make the financial statements and financial highlights included in the registration statement as of a date within 90 days prior to the effective date of the filing, as required by Item 24, Instruction 3 of Form N-2.

Jaea Hahn, Esq.

David Manion

March 22, 2021

Response. The requested change has been made.

7.	Comment. Please add disclosure regarding the Auction Fund’s organizational costs to the unaudited financial statements. Please include a discussion of the dollar amount of the Fund’s organizational costs and the party responsible for paying such costs.

Response. The requested change has been made.

8.	Comment. Please update the name of the Fund’s Distributor in the additional financial statements and financial highlights per comment 6 to reflect the appointment of SEI Investments Distribution Co. (“SIDCO”) as the Fund’s distributor.

Response. SIDCO will not begin serving as the Fund’s distributor until the Auction Fund’s registration statement has been declared effective by the Staff. The Fund has revised the disclosure relating to SIDCO in the Prospectus and SAI to clarify the starting date of SIDCO’s service to the Fund and the end date of Foreside Financial Services, LLC’s services to the Fund. This disclosure has also been included in a subsequent event footnote to the additional financial statements added to the SAI.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Sincerely,

/s/ Sean Graber

Sean Graber